1050 – 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: chris@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; OTCQX: IRRZF
September 16, 2019	www.integraresources.com

FORMER IDAHO GOVERNOR BUTCH OTTER JOINS INTEGRA BOARD OF DIRECTORS

Vancouver, British Columbia – Integra Resources Corp. (TSXV:ITR ; OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to announce the appointment of former Idaho Governor C.L. “Butch” Otter to the Company’s Board of Directors. Gov. Otter is a businessman who served as the 32nd Governor of Idaho from 2007 to 2019. Otter served as Lieutenant Governor from 1987 to 2001 and in the United States Congress from 2001 to 2007. Before devoting his career full-time to serving the people of Idaho in public office, Gov. Otter spent more than 30 years as a business leader including 12 years as President of the Idaho-based Simplot International.

“The Board is both excited and extremely honored to welcome Butch to the Integra team,” stated Stephen De Jong, Chairman of the Board of Integra Resources. “Butch’s can-do attitude, along with his extensive knowledge of Idaho’s demographical landscape and proud dedication to serving Idahoans will be a fantastic addition to the Board as we continue to advance the DeLamar Project.”

Integra Resources is a development stage mining company focussed on the advancement of its DeLamar Gold-Silver Project (the “Project”) located in Owyhee County, 18 miles east of the ranching town Jordan Valley. The DeLamar Project consists of the two past-producing DeLamar and Florida Mountain Mines which shut down in the late 1990’s due to extremely low precious metal prices. The Company’s maiden Preliminary Economic Assessment (“PEA”) released last week proposes an initial 10-year mine plan and demonstrates the potential for approximately 330+ employment opportunities to be created, representing a significant economic benefit for Owyhee and Malheur Counties.

George Salamis, Integra’s President and CEO, commented, “With the recently announced PEA under our belts, we are thrilled to have Butch in our corner as we march onwards towards development. Given the robust economics demonstrated in the PEA, DeLamar could become a beacon for economic growth in Owyhee and Malheur Counties. Butch’s motto ‘let’s get to yes’ resonates strongly with what we are looking to achieve at DeLamar, and his addition to the team will be instrumental in navigating future steps at the Project.”

Gov. Otter has a long track record of helping stimulate economic growth in various regions across Idaho. When asked about joining Integra’s Board of Directors, Gov. Otter stated, “Counties such as Owyhee County where the Project is located have been very dependent on ranching and agriculture in recent years. Modern responsible mining, like the plan set forward in Integra’s PEA, would provide several hundred well paying jobs for the nearby communities. Idaho’s vast mineral resources could be and should be one of the many drivers of our economy, and I’m looking forward to working with the Integra team.”

Butch Otter has been granted incentive stock options in conjunction with his appointment to the Board of Directors, exercisable to purchase in aggregate up to 250,000 common shares in the capital of the Company until September 16th, 2024, at an exercise price of $1.31 per share. The options were granted in accordance with Integra’s Stock Option Plan and are subject to vesting provisions.

About Integra Resources

Integra Resources is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 30,000 meters drilled to date. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Cautionary Statement Regarding Forward Looking Statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the use of proceeds from the Offering. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.